December 9, 2016

VIA EDGAR CORRESPONDENCE

Laura Nicholson, Special Counsel

J. Nolan McWilliams

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed December 5, 2016
File No. 333-214319

Dear Ms. Nicholson and Mr. McWilliams:

This letter sets forth the responses of Chanticleer Holdings, Inc. (the “Company”) to the comments contained in your letter dated December 8, 2016 relating to the above captioned Registration Statement on Form S-1 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment for ease of reference.

The Company is concurrently submitting, via EDGAR, Amendment No. 3 to the Registration Statement incorporating the changes described in our responses below.

General

1. We note your response to our prior comment 1. Please include disclosure in your prospectus regarding the uncertainty surrounding Nasdaq approval of the listing of units structured as you have proposed, or tell us why you do not believe that such information is material.

We have clarified our disclosures to state that we intend to apply to have the units listed on a stock exchange or quoted on the OTC marketplace and that there is no assurance that the units will be listed on a stock exchange or quoted on the OTC marketplace. We have expanded our risk factors to include disclosures regarding the uncertainty surrounding listing or quotation, including inability to meet listing standards and Nasdaq’s feedback that the structure is unique and may not qualify for listing.

Risk Factors, page 24 The tax treatment of the rights offering, page 29

2. We note your response to our prior comment 8. Please revise the second to last sentence of this risk factor for consistency with your response and with the discussion of material U.S. federal income tax consequences.

We have deleted the last sentence of this risk factor.

Exercise of the Subscription Rights, page 53

3. We note your response to our prior comment 6. It is unclear why Cherry Bekaert LLP is unable to provide a “will” opinion with respect to exercise of the subscription rights. To the extent Cherry Bekaert is unable to give a “will” opinion in this regard, please have such firm explain the reasons for and degree of uncertainty specifically with respect to the tax consequence of the exercise of the subscription rights.

Cherry Bekaert has changed the disclosure to reflect a “will” opinion.

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu
Ruba Qashu
Tel: 949-355-5405

c:	Michael D. Pruitt, Chanticleer Holdings, Inc.